SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM files amended 2008 annual report

São Paulo, June 14, 2010 — (BOVESPA: TAMM4, NYSE: TAM) TAM announced that it has filed an amended annual report on Form 20-F for the year ended December 31, 2008. This amendment ("Amendment No. 2") to our annual report on Form 20-F for the fiscal year ended December 31, 2008, which was originally filed with the U.S. Securities and Exchange Commission on June 30, 2009 (our "Original 2008 20-F"), as amended on Form 20-F/A and filed with the U.S. Securities and Exchange Commission on October 01, 2009 ("Amendment No. 1" and together with the Original 2008 20-F, the "2008 20-F"), is being filed solely for the purposes of amending our 2008 20-F to reflect a restatement of our 2008 consolidated financial statements. The 2008 Amended Annual Report can be accessed on our website (www.tam.com.br/ir) and the SEC’s website ( www.sec.gov).

We are restating our 2008 consolidated financial statements because management concluded that an error existed with respect to (i) the accumulated depreciation recognized under "operating expenses" in our income statement after removing certain aircraft from our fleet in 2007 and (ii) the corresponding amount of accumulated depreciation reported on our balance sheet after that removal. Our management concluded that this error was material and required corrections to the consolidated financial statements as of and for the year ended December 31, 2008.

Separately, and considering that our 2008 consolidated financial statements required restatement due to the error described above, our management has also corrected other errors existing in those financial statements that were not considered material, individually or in the aggregate, as more fully described in Note 2.1(b) to our restated consolidated financial statements.

As a result of the material error, it was necessary (i) to revise the Report of Independent Public Accounting Firm to reflect that restatement and (ii) to restate our Management's Report on Internal Control over Financial Reporting to disclose that a material weakness in our internal control over financial reporting existed as of December 31, 2008 and that we did not maintain effective internal control over financial reporting as of December 31, 2008. The remedial action taken to remedy the identified material weakness is described in Item 15.

This Amendment No. 2 has not been updated except as required to reflect the revisions stated above. This Amendment No. 2 only amends and restates the items described below as required to reflect the revisions stated above and does not reflect events that have occurred after the June 30, 2009 filing date of the original Form 20-F, or modify or update other disclosures presented therein.

Shareholders may receive a hard-copy of TAM’s complete audited financial statements free of charge by requesting a copy through our Investor Relations Department at +55 11 5582 9715 or email: invest@tam.com.br.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	APress Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM:

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 40.9% domestic market share and 87.9% international market share in May 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 87 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.